News Release TSX-V: PDO 10-03 January 26, 2010

PORTAL NEGOTIATES $1,000,000 PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that, subject to regulatory approval, it has negotiated a $1,000,000 non-brokered private placement. The placement consists of 4,000,000 units at a price of $0.25 per unit. Each unit consists of one common share and a one half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of $0.30 for a period of 12 months. A seven percent finder's fee will be paid on a portion of the placement.

Company officers and directors will purchase a portion of the financing.

The proceeds of the financing will be used for general working capital purposes.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources. During the last year the Company has created an Oil and Gas advisory Board consisting of Mr. Gary Nordin and Mr. Peter Boyle. The Company has a 22% interest in the Bigwave Joint Venture in eastern Alberta, Canada that controls 16.75 square miles of land covering an oil source sand-shale sequence with several potential reservoirs. Additionally, Portal’s technical team has targeted several oil and gas opportunities in Alberta and Saskatchewan for acquisition. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net